Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands, except ratio computation)
Net income (loss) before adjustment for noncontrolling interest	$70,719	$61,112	$66,895	$(2,412)	$8,371

Add back:
Fixed charges	45,820	45,416	44,039	37,274	31,918
Distributed income of equity investees	738	1,799	15,842	4,919	3,793

Deduct:
Equity in (earnings) loss of equity investees	(273)	(454)	(17,696)	4,759	(3,248)
Capitalized interest	(345)	(743)	(1,613)	(1,862)	(1,161)
Earnings as Defined	$116,659	$107,130	$107,467	$42,678	$39,673

Fixed Charges
Interest expense including amortization of deferred financing fees	$44,866	$44,514	$42,211	$35,188	$30,522
Capitalized interest	345	743	1,613	1,862	1,161
Interest portion of rent expense	609	159	215	224	235
Fixed Charges	$45,820	$45,416	$44,039	$37,274	$31,918
Preferred share dividends	6,701	6,838	7,250	7,250	7,250
Combined Fixed Charges and Preferred Dividends	$52,521	$52,254	$51,289	$44,524	$39,168

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.22	2.06	2.11	(a)	1.25

(a) Due to the loss, as restated for discontinued operations, for year ended December 31, 2014, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $9.7 million to achieve a coverage of 1:1 for 2014.